Filed by Wendy’s International, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under
the Securities Exchange Act of 1934, as amended

Subject Company: Wendy’s International, Inc.
Commission File No: 1-08116
The following insert was mailed by Broadridge Financial Solutions, Inc. to unvoted beneficial owners of the Company’s common shares on August 29, 2008:

VOTE BY TELEPHONE OR THE INTERNET

IT'S QUICK, EASY AND IMMEDIATE!

Telephone or Internet voting authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned the Vote Instruction Form.

VOTE BY PHONE

VOTE BY INTERNET

Follow the Instructions Provided

OPTION 1

Vote as the Board of Directors recommends on ALL Proposals.

OPTION 2

Choose to vote on each item separately. Follow the easy instructions.

When voting by telephone or the Internet, DO NOT mail the Vote Instruction Form.

CALL IN
FROM A TOUCH-TONE TELEPHONE...
TOLL-FREE NUMBER FOUND ON THE VOTE INSTRUCTION FORM

LOG ON
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WWW.PROXYVOTE.COM

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